Filed by Americas Silver Corporation

(Commission File No.: 001-37982)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pershing Gold Corporation

(Commission File No.: 001-37481)

AMERICAS SILVER CORPORATION AND PERSHING GOLD CORPORATION

CONFERENCE CALL

October 1, 2018
8:30 a.m. EST

CORPORATE PARTICIPANTS

Darren Blasutti, President & CEO of Americas Silver Corporation

Steve Alfers, Executive Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Darren Blasutti, President & CEO of Americas Silver Corporation

Steve Alfers, Executive Chairman & CEO

Darren Dell, Chief Operating Officer – Pershing Gold

Warren Varga – CFO

Peter McRae – Senior VP, Corporate Affairs & Chief Legal Officer

Shawn Wilson, VP, Technical Services

PRESENTATION

OPERATOR

Ladies and gentlemen, thank you very much for standing by and welcome to the Americas Silver Corporation and Pershing Gold Corporation Business Combination conference call. During this presentation, participants are in the listen-only mode, and afterwards we will conduct a question and answer session. At that time if you have a question, press the 1 followed by the 4 on your telephone. If at any time during the conference you need to reach an operator, press * followed by a 0. As a reminder, this conference is being recorded on Monday, October 1, 2018. I would now like to turn the conference over to Darren Blasutti, President and CEO of Americas Silver Corporation. Please go ahead.

1

DARREN BLASUTTI

Thank you very much, operator. On the phone with me this morning is Steve Alfers, the Executive Chairman, President and CEO of Pershing Gold, Darren Dell, the company’s Chief Operating Officer. Steve is in Denver, Darren is in Mexico, and with me in Toronto we have Warren Varga, Chief Financial Officer, Peter McRae, our Senior Vice President of Corporate Affairs and Chief Legal Officer, and Shawn Wilson, our Vice President of Technical Services. The format of the call, opening comments from myself and Steve to talk a little about why we’re here and why we did this and why we’re excited about it. We’re going to go through a presentation which is loaded up for you guys on the website and many of you have gone into. And then we expect that to take until about 9:00, and then we expect to have a Q&A session so you can ask any questions you have about the transaction. That’s the format. I guess I’ll start with my opening comments. This is a very exciting day for the USA team and our shareholders. It’s no secret that we have wanted for the company to have more precious metal exposure, that we love the U.S. and especially Nevada and Idaho as places that we want to operate in, and that we’ve always looked for low-risk, low-capital, high-return projects. And in doing this business combination with Pershing, we found all three of these. This is a project that we’ve been looking at for the last three or four years. Steve and his team have done a great job de-risking the project since we first looked at it. And I think a lot of people have looked at it and it’s had some challenges, but I think when you look at the new feasibility study that was issued in May, it’s an excellent document that highlights the benefits of the project. It’s shovel-ready from both a technical perspective and a permitting perspective. And you know the project is brownfield, has great infrastructure, the benefit of existing processing facilities, which make the capital so cheap. We believe we will find mine-life extensions for the project, not only in pits and the potential to find a lot more gold on the 29,000-acre property that Steve and his team have assembled over the last five years. The USAS team when we looked at this and have done extensive due diligence, feel we can be additive and bring accretion to every part of this project moving forward working with the very qualified Pershing team that’s already in place. We believe we can finance it cheaper and we believe we can build it more efficiently given our recent experience at San Rafael. Before I go over the rationale and merits of the deal further, I would like to turn it over to Steve Alfers from Pershing to make some opening comments. Steve, go ahead.

STEVE ALFERS

Thank you, Darren. We’re very pleased to announce this transaction with Americas Silver. The Pershing team has dedicated a tremendous amount of effort to advancing Relief Canyon to where it is today. Through this business combination, we strongly believe that our shareholders are in a better position to realize near-term value from the project as we advance it through construction and into production. In addition to retaining meaningful exposure to future value catalysts at Relief Canyon, our shareholders also gain material ownership in a larger and more diversified producing company in the Americas. We truly believe that this is the right deal for our company and for our shareholders. Darren’s management team brings a wealth of development and operating experience and we are excited to see Relief Canyon advance within the Americas Silver organization. Thanks, Darren, I’ll turn it right back to you.

2

DARREN BLASUTTI

Ok, great, just on the presentation, we’re on slide 2, Forward Looking Statements, and obviously this presentation, the remarks that Steve and I will make do contain forward looking statements. These are not guaranties, but rather reflect our current views with respect to future events, and those are subject to obvious uncertainties and so some of the things we talk about could differ from those reflected in this presentation, but of course we’re going to do the best we can to, as we always do, do as we say we’re going to do. The qualified person for this presentation is Mr. Darren Dell who is on the phone from Mexico, and just over to slide 4, the Transaction Rationale. For both companies this is a bit of a diversification of our asset portfolios. For U.S. Silver we have two polymetallic operation mines. In Mexico, as you know, over the years we have weighted the assets more to base metals than silver as it’s very difficult to make money in the silver industry at $14 silver. And so we’ve turned some of our mines more into polymetallic mines than silver mines. That has decreased our costs, but it also has left our leverage to precious metals on an operating basis, a little bit lower than we like. Relief Canyon is, you know, a high-quality, high-return, shovel-ready project in Nevada. Our entire team has spent the bulk of our careers there, with being at Goldstrike and Barrick, and Darren Dell, our Chief Operating Officer, being in both Cortez and Bald Mountain in his career. When we combine our current operations in Idaho and Mexico, we’ll own a very balanced portfolio of producing mines and development projects, both with very exciting expiration upside. And of course, for Pershing, they get away from being a one mine development company and get into being part of an operating company. We’re thankful for that. It works very well for us. Enhanced growth and scale, the ramp-up at San Rafael continues through the third quarter. It’s gone reasonably well as we’d expected it to. In some parts of September, we’ve gotten up to that 1,750 tonne a day number, which we had expected, and we expect to go close to 1,800 tonnes in the fourth quarter. And we’re going to follow that, you know, ramp up of San Rafael at increased cashflow with near-term growth at both Relief Canyon and Zone 120. And Zone 120 for those Pershing shareholders is a silver-copper asset next to our current operations in Mexico, so both of those will be in the pipeline for building as soon as able. Both are low-cost projects and both we think we can put in production that provides material growth and production and cashflow in 2020 and onward. That also sets the stage for Americas Silver, the new combined company to be a leading precious metal producer in some of the most attractive jurisdictions in the Americas, including Mexico, Idaho and Nevada. You know, everybody talks about their proven management team. You know, we think we’ve done a good job of taking the 2 highest cost silver mines in the world and becoming a $5.40 all in cost producer in the first half of the year. We think over time we can do better. But, we think we can take not only what we’ve done with fixing those mines but take a completely brownfield project like San Rafael, like Relief Canyon, and we can repeat what we’ve done here. We understood what we did well at San Rafael. We understood what we didn’t do well, and we’re going to continue to get better at what we do every day, and I think building the mine on time and 30% below budget bodes well for what we can do with this project. We have a stronger financial position together. San Rafael generates significant cash flow which will grow in ‘19 and ‘20. We’ve had a number of ongoing discussions with financial institutions and mining financiers about the project, as has the Pershing team, and so there’s lots of interest in helping us finance this project, and we believe we’ll be very well positioned to building Relief Canyon at a very low cost of capital. The project also enhances the two companies’ capital markets profile, USAS has a very large institutional shareholder base. Some of them woke up this morning wondering why we’re paying a 40% premium. I can tell you it was well worth it, and I’ll go through that in the document. We’ve done two reverse take-overs so far to get the assets we have. We’ve got a gold asset in Nevada which we think is terrific that we want to move forward, but this transaction we believe will be well-endorsed by the analysts and the market, and lead to increased investor following and liquidity as we increase our precious metal exposure and bring in another project into the pipeline. The project is a compelling value proposition. Relief Canyon greatly increases our leverage to precious metals while maintaining our low-cost structure, and it offers outstanding exploration potential at over 29,000 acres. Both stocks currently trade at extremely attractive valuations on both NAV and cashflow measures and we both feel that the execution of our combined plan sets the stage for a very strong revaluation of the stock. Slide 5, the Transaction Summary. Americas Silver is to acquire Pershing in a share exchange ratio merger transaction. The pro forma basic ownership is around 64% USA, 36% Pershing. If you include the preferred shares, it’s more close to around 61-62% for USA. It’s .715 Americas Silver shares per Pershing share. That applies a $1.69 per Pershing share price. That is a 39% premium based on both spot on Friday and a 10-day VWAP of the companies. There’s also been a concurrent US$4M secured bridge loan to Pershing for property expenses to move the permit forward and working capital. That bridge was funded into Americas Silver by Pierre Lassonde and Trinity Capital, both who have done extensive work on this project, who were interested in the project before we got involved, and we’re happy to have somebody of Trinity and Pierre’s magnitude to be backing the project as we go forward. Given the kind of conditions, the timing around this which is going to be a little bit longer because you’ve got US review and we’ve got a review by CFIUS, which is a review because the property’s close to an Air Force base. We think there will be a bit of an extended time from the time we announce and the time we get approval, so we want to make sure that the company can move itself forward under our, obviously with our combined management team looking at it, and so that bridge loan was necessary to help fund the company, and we’re very excited to have the group and Pierre to do that. The preferred shares will be converted to Americas Silver preferred shares, they will be non-voting. And the condition of the transaction are that the Pershing shareholder votes majority for the common shares and 75% for the prefs under the USAS vote, again, simple majority of the votes cast, and again, we say customary regulatory and court approvals, the only thing that’s a little bit of a wrinkle here is the CFIUS approval, which we believe we will get, it’s just takes a little bit more time. We expect to mailing shareholder materials hopefully in Q4, but in the worst timetable probably early Q1, with a vote to occur thereafter and closing well within the first quarter of next year. Both Boards have unanimously approved the transaction. Both Boards and management have locked up their shares to each other in support. It’s important to note that we got a hard lock-up or an unconditional lock-up from Barry Honig, who owns 31% of the common shares and 87% of the preferred shares. And after the transaction, Mr. Honig has agreed to lock-up to the company for over 12 months from close. So, we’re very excited to have that as part of the deal protection. We also have a $4M break-fee payable to USAS if somebody should come over the top. So, we like the asset. We did our best to get Pershing to want to do it with us, and we’ve done everything we can to protect ourselves. I think that’s the right way to go here, and I think it’s an outstanding package. On the pro forma capitalization on slide 6, the business combination creates a much larger and well-capitalized company. We basically have a market capitalization of $160M enterprise value, $60M1, the balance sheet remains intact. We’re always looking at ways to improve the balance sheet. We will continue to see our cash balance grow as San Rafael reaches peak capacity and the debt balance will obviously decline as we continue to repay our facility with Glencore. I think the bridge that we put in place, which is reflected here in both the cash and total debt, will allow the business as usual, and neither company likes where our share price is today, but we thought it was important for both of us to doing this deal today. And so, we don’t want to be issuing equity at low prices, we think we’re going to get a re-rating and people understand the value of this company, so we thought this was the best way to move the company forward. Talk a little bit about Slide 7 which is on your screen – Mutually Beneficial Transaction. For Pershing, let’s start there. In addition to the upfront premium of 39%, it provides material ownership in Americas Silver. It also provides Pershing shareholders with near-term value catalyst at Relief Canyon as our team and the combined team executes on the financing and the build of the project in 2019. Our portfolio of quality producing development exploration assets you get a big chunk of -- those assets are very exciting. They have lots of leverage to silver and zinc and lead and we believe as silver and gold re-rate, you will get a great re-rating towards the silver that’s in our portfolio. It also has some near-term benefits of Relief Canyon. It brings -- the fact that our team has just built a mine not more than a year, less than a year ago -- it brings you an enhanced access to capital and the ability to finance Relief Canyon at we believe a much lower cost of capital than Pershing can do on its own. And, of course, it mitigates the single asset development risk. The financing market remains challenging for single asset developers and the mining industry has been difficult on its own. So again, the bigger company allows the Pershing shareholders to see the build of that project. For Americas Silver, the USAS shareholders, it adds a high quality, shovel-ready precious metal development project, low capital intensity and strong project economics. You know we talk about economics, but when you take not only the IRR of the project but even when you include the acquisition costs, you’re talking about a 15 to 20% return on an IRR basis at spot prices. You don’t see that very often in the mining industry. We are looking for these kinds of projects. They’re not easy to find. We love our asset base, but every once in a while something comes along that you need to add to your portfolio and this is one of them. The product is de-risked from an engineering and permitting perspective. It’s an ideal fit within our portfolio and project pipeline. It adds near-term Nevada operations with a large, perspective and unexplored land package and a plan to expand those exploration efforts as the project moves forward. It’s materially accretive to our precious metal reserves and resources and our NAV. And it will be materially accretive to cash flow, net income and production by 2020 once Relief Canyon is in production. Relief Canyon will add 91,000 ounces of gold, which is essentially equivalent to seven and a half million ounces of silver production at spot prices. The project economics are robust at spot prices. It’s just over a year payback at 71% IRR on a pre-tax basis. And that’s before anything we bring to the project. So again, we’re very excited and it’s mutually beneficial for both shareholders. It’s an exciting day for both shareholders. A little bit about Relief Canyon. We talked about it. We know where it is -- Nevada. One of the best jurisdictions in mining in the world. Again, the team at Pershing has taken it from a thousand acres to 29,000 acres. It has reduced the royalty package and done a great job getting this feasibility study up and running. Only 20% of the project has been explored to date and we plan to allocate additional resources to explore the entire property. Our chairman, Alex Davidson, who was the head of exploration for Barrick for 16 years is very excited about the exploration potential here and I know that Pershing is as well. So, we believe there will be more ounces to come than what’s seen in the feasibility study. The project is straight forward from an operational standpoint. It’s a low-cost oxide open pit heap leach, simple metallurgy. There’s an existing ADR plant on site that is permitted for use. Full operating permits are in hand for Phase I. The Phase II permit which allows for mining well below the water table and creating a pit lake was submitted in June 2018. We believe that Pershing has engaged the regulators. We will get involved with the Pershing team under their tutelage to get this permit in due course. But we think it will come quickly. The new secretarial order requires the BLM to complete the EIS process within a year. So, there’s a visibility to completing this process in the very near term. Of course, there’s existing infrastructure on site. The site layout with the existing infrastructure shown in the image including existing open pits, leach pads, crushers and processing facility. As I look at the overview of Relief Canyon and the feasibility study again, I think you see the numbers there roughly 91,000 ounces at $800 all in sustaining costs. We think the costs can be lower. The capital intensity $28 million to build the mine, $10 million in working capital. We’ve had a number of people already approach us since the announcement last night and their interest in wanting to fund the project. And I’m talking about banks as opposed to private equity firms. So again, we’re going to look at how we can do that on a good basis that the robust -- the economics of the project are robust. Quick payback, high IRR. Again, we continue to review the engineering of the project as we did with San Rafael. We will seek ways to optimize the project, improve grade profile, reduce capital, reduce operating costs and maximize returns. You know the San Rafael story was that it was an open pit mine and very high capital. We turned it into a pre-feasibility study for $22 to $25 million to build the mine and we built it for under $17 million. We are going to the same kind of work we applied there. The discipline capital allocation to building this project and as we continue our work, we’ll update the market on how we see the project being built and executed but we do feel it will be more gold in pit into this profile as we move forward. On a pro forma operating profile basis, slide 10, the meaningful impact to both silver equivalent production and reserves for Americas Silver shareholders, Pershing adds roughly 7 million ounces of silver equivalent production and almost a 100% increase in our precious metal scale. It adds 51 million ounces of silver equivalent reserves, an approximately 75% increase in reserves, and our all-in cost profile will improve over time as a result of this transaction. It’s highly impactful when we look at precious metals exposure. Almost five, almost six times as much precious metal exposure on production and almost three times as much precious metal exposure on reserves. And on a production basis, we will also be bringing Zone 120 on. This does not include that. So that precious metal exposure will come down a little bit. But until we announce the project, it is what we have. And so overall, Relief Canyon is a highly meaningful addition to our operating portfolio. And again, it’s one that we believe is imminently doable as we move forward. On a pro forma commodity exposure, with San Rafael coming on line, our commodity mix shifted toward base metals due to the increased level of zinc production. Now we’re happy to have zinc. We think prices are going to continue to be good. Again, I think prices will continue to be up from where they are today. But at the same time it took us to 23% silver or precious metal exposure on production. Now that number with Zone 120 would be expected to rise towards 35%, 36%, maybe 40%. And if we get higher silver prices, you know we could bring on more production at Galena that would get us to say 50% or 60%, but it wasn’t going to move the needle as quickly as this could move the needle for us by 2020. And then on reserves, it takes our silver from 40% – or our precious metal exposure from silver to 42% to almost 70% on a reserve basis. So, this establishes Americas Silver once again as a pre-eminent junior precious metal producer. Slide 12 – A Compelling Value Proposition. USAS is a stand-alone company currently trades at a discount to its precious metal peers on net asset value and cashflow. With Relief Canyon in the stable at the price that we’re paying, this discount becomes even more apparent. We trade at a material discount to net asset value of .38%, or .38 times, versus the peer average of .6 with some going as high as 1.1. We trade at a material discount on cash and particularly when we include contribution Relief Canyon in 2020, 2.4 times versus the peer group that average 3.5 and some go as high as 6. We believe strongly that as we continue to execute our assets and generate value through development and exploration, we believe this gap will close. Overall, the combined company offers a compelling value proposition to shareholders of both companies and new potential investors and sets the stage for a significant re-valuation in our stock. It also is a growth company which I think people will start to understand the precious metal growth off of the 68 million shares that are outstanding will be very accretive for all of our combined shareholders. So, what’s the path forward as we look here and as I finish the presentation for our combined company? We want to fully execute on San Rafael and achieve the full production by the end of 2018. This will increase cash flow for 2019 and 2020 and also increase silver production as we get into the upper zone. Our balance sheet and the balance sheet strength remains top of mind. You know we’re always looking at ways to make our balance sheet better. We’re talking to Glencore to try and move some of our debt out into the future as we’ve seen this drop in metal prices over the sector. They’ve been a very good partner. They’ll continue to help us. Along with that, we believe we’ll be able to see our cash balance grow through 2019 through San Rafael. We also have Zone 120 which is an exciting future development option for us. The resource estimate will be released next week. We will provide the market with updates in how we see this project being developed and adding to our future production profile. We believe this project can be brought into production by 2020 if we want to. And I think for Relief Canyon, we’re going to continue to evaluate financing alternatives. We’re going to be speaking with banks, streaming and royalty companies and private equity to find the lowest cost of capital that we can for this project. We hope to provide the market with clarity in early 2019 when we close. We expect to commence construction in 2019. We expect to commence production in 2020. We see more ounces in the pit for Relief Canyon. We see more ounces on the property. We think our returns that we’ve baked into our models are going to grow as we find those ounces. Overall, we see a tremendous amount of growth over the next two years for the company. We continue to seek accretive ways to expand our operating base and build a larger and more diversified company. Our goal remains the same. We want to build a leading, low-cost, precious medal producer in the Americas in great jurisdictions and today’s transaction is a significant stepping stone in achieving this for both of the companies. So, with that, operator, I would like to turn it over to you for any calls that we may have.

[1]	Mr. Blasutti intended to indicate a figure of $160 million, as referenced on slide 6 of the investor presentation.

3

OPERATOR

Absolutely, sir. Ladies and gentlemen, we’ll now proceed to the question and answer session. If you would like to register for a question, please press the 1 followed by the 4 on your touchtone phone. You’ll hear a three-tone prompt to acknowledge your request. If your question has been answered and you’d like to withdraw your registration, press the 1 followed by the 3. If you’re using a speaker phone, please lift your handset before entering your request. Once again, ladies and gentlemen, press the 1 followed by the 4 now. One moment please for the first question. Our first question comes from the line of Jake Sekelsky. Please proceed with your question.

JAKE SEKELSKY

Good morning, guys.

DARREN BLASUTTI

Good morning, Jake.

JAKE SEKELSKY

With the production profile of about 91,000 ounces of gold, so obviously this will diversify your revenue stream a bit, was this something that you kept in mind when you were evaluating projects? I guess what I’m getting at is, were you specifically looking for more exposure to gold?

4

DARREN BLASUTTI

I think we weren’t looking at anything in particular. What we were looking for was growth, again, and we always evaluated our growth internally, at what we could do at Zone 120, and what we could do, you know, at San Rafael and on our property. But what we realized, Jake, was that, you know, no matter what we did given the amount of lead and zinc that we had on the, being produced right now, from internal projects, unless the silver price goes, you know, to that $18 or $20 number, we weren’t going to be able to bring on any material production that was going to get us over 35-40% precious metals. And so we looked at all the silver projects we could look at, we looked at all the gold projects we could look at in good jurisdictions, and this was one that’s always stood out for us, so I don’t think we were looking for gold versus silver or 91,000 ounces, we were just looking for a project that had the kind of economics that we could support on a build and a buy basis. And so, this is one, you know, in which, again, I will say even after acquisition cost at spot gold prices today, had greater than a 15% IRR altogether. So, you don’t see those opportunities very often. And again, we think beyond just the reserve, there will be more in-pit growth, and so for us the combined view of the project and the precious metals that it brought was very attractive.

JAKE SEKELSKY

Got it. That makes sense. Switching over to the financing front. I know you touched on this a bit earlier. Could you just give us some more color on the conceptual plan to finance Relief Canyon, maybe an optimal scenario?

DARREN BLASUTTI

Well, an optimal scenario would be to have a bank come in and do a project financing for the bulk of it. I mean, again, I think, you know, we’ve talked to a number of parties. I know the Pershing guys have a number of discussions with those kind of banks. But, being only a single mine asset, it was a lot more difficult for them. When you look at the cash flow coming from San Rafael going forward, and you look at the project economics itself, you know, there’s an ability here to look at a financing that is extremely attractive to our shareholders. And so, I’m not sure it’s going be a tier 1 Scotiabank, or something like that, but they will look at it. But I think, again, we’ve got a period here that’s going to be, hopefully two months, but maybe four months in between announcement and close, and we’d like to have that arranged and in place by the time we close the transaction and have this thing fully funded as we come out of the period here.

JAKE SEKELSKY

Perfect, that’s all for me. I’ll hop back in the queue. Thanks.

5

OPERATOR

Thank you. And our next question comes from the line of Jamie Spratt. Please proceed with your question.

JAMIE SPRATT

Good morning, guys. Congrats on a good deal here.

DARREN BLASUTTI

Thanks Jamie.

JAMIE SPRATT

So, just a couple of questions. First question is, if you can just give us an update on the permitting status of Relief Canyon. I know the Phase I permits are in place, but where do things stand with Phase II?

DARREN BLASUTTI

You know what, I’ll probably turn that over to Steve, Jamie. Steve, you’re the expert here, why don’t you take us through that.

STEVE ALFERS

Thanks, Darren, and thanks for the question, Jamie. As you know, Phase I of the Relief Canyon Mine is fully permitted to mine below the water table to the Phase I pit bottom elevation. The mine has all the necessary federal and state and local permits to begin full scale production to that elevation. Pershing has submitted the permit applications for the Phase II mine expansion to U.S. BLM and the Nevada Division of Environmental Protection, and we completed that filing in June of 2018. The Phase II mine expansion will extend the mine life and will enlarge and deepen the pit, build additional heap leach pads space to accommodate the Phase II ore, and expand the waste rock storage facility. The expansion affects both the public and private lands controlled by Pershing Gold Corporation. All of the environmental baseline studies are complete now and show that there are minimal environmental impacts associated with the proposed mine expansion in Phase II. There is no sage grouse habitat and there are no threatened or endangered species there. The mine has all the necessary water rights for both Phase I and Phase II operations. The mine is not located in the Humboldt River Basin. The mining will not impact any third-party water rights. The BLM is now determining whether to prepare an environmental assessment or an environmental impact statement prior to authorizing the mine. That choice is pretty significant and permitting will take about six months if BLM prepares an environmental assessment, and roughly one year if BLM prepares an environmental impact statement. The company anticipates that all the BLM and in-depth permits for Phase II will be approved in 2019. The Phase I construction and the mining can commence while the Phase II permitting process is under way. The Phase II permits will be in place before Phase I mining is completed allowing for a seamless gap-free transition from Phase I to Phase II. And that’s the lay of the land on permitting, Jamie. Thanks for the question.

6

JAMIE SPRATT

Great. That’s great. Thanks, Steve. Darren, the second question is just I guess in terms of the structure of the team. I mean, we’re adding another jurisdiction here. A mine build at Relief Canyon, potentially alongside the Zone 120 expansion. I guess the question is, will the operating team at Pershing be staying in place, and in addition to that, do you see a need for additions on the operating team?

DARREN BLASUTTI

Yeah, and again, it’s early days, Jamie, so I mean, again, right now what I know and what Darren Dell knows, our Chief Operating Officer knows is that they’ve put together a really good, experienced team. Based in Lovelock/Reno. The guys have a lot of experience. I mean, when you look at Tim Arnold, Tim Janke, Jerod Eastman, all these guys, we come across in our careers, so the team’s very good and in place already. Even for a processing side, you know, and so we built San Rafael with our team, but with the local people that we got from Scorpio Mining. And so, that’s always our preference. Again, I think the team is really good. I don’t think it was a lack of having a good team that didn’t get this developed. It was a bad market and a single asset development company, and so, from our perspective, you know, we’re going to eliminate the duplication of a corporate office. That’s very clear. And we’ve always talked about, we’ve always ranted on about single asset companies and why they’re not very efficient. But I think the team that’s in place below that infrastructure of the corporate office is a very good team, it’s a very experienced team and I see no reason why that would change. What we’re going to bring to the table is perhaps some new ideas and some new ways of doing things, having just built a mine recently, and I think bringing a much better cost-to-capital to the table. And I think those two things will free up the team to be able to do it a little better. And I think we think differently that the standard mining company. We try and find ways to do things cheaper, you know, on the front-end to preserve capital and capital allocation, and I think we’re going to use some of that in the process. But again, that’s going to come from top talking down to their guys, or working with their guys below to get this mine built. So, I don’t see major changes in the team at this point as we move forward.

JAMIE SPRATT

That’s great. Thanks, I’ll leave it there.

DARREN BLASUTTI

Thank you.

7

OPERATOR

Thank you, sir. And our next question comes from the line of David Stewart. Please proceed with your question.

DAVID STEWART

Hi guys. Yeah, so Americas Silver’s specialty has always been in high-grade, narrow-vein, underground, polymetallic mining and flotation concentrate milling operations, but Relief Canyon is basically the polar opposite in nearly every respect. You know, being open-pit, low-grade, heap leach gold mining. So how do you expect to fill the expertise gap there? Do you expect to add to your management team to bolster your heap leach operating experience?

DARREN BLASUTTI

Well listen, again, if you know, our background was, almost all of us, Shawn, Darren, Warren, myself, and certainly I don’t consider myself an operator, but the background was, you know, we were at Barrick and we were Goldstrike and we were at Bald Mountain, and we were at Cortez, and so interestingly, we became underground experts as a result of the assets that we chose and we brought people in. I think the open-pit side (1) is much easier than underground to start with; (2) this is an oxide heap leach asset, so again, with infrastructure already there, so listen, we’re always looking to supplement our team, but I can tell you the guys that Pershing have are very experienced. I can tell you Mr. Dell was a metallurgist in the mill at both Cortez and at Bald Mountain, and at a number of other projects. And Shawn has planned many mines, many open-pit mines as well as underground. So, listen, I think if somebody started a mining company and said what would you like to have, we’d say an oxide heap leach mine in Nevada. And that’s what we just got. So, not saying that anything’s easy. I think what we bring is the discipline on the capital side, and I think we bring an ability to finance it cheaper and we bring a way of looking at things a little bit differently. But again, my view is that the experts within Pershing and our supplement team will be more than fine. I don’t see us bringing on many new people. We brought on a resource geologist recently this summer, which I think is important for any mining company, and that was a priority for us. We have a number of guys we use on a consulting basis for underground and open-pit mining. Old guys, I don’t want to say old guys, older gentlemen that we’ve known that have 40 or 50 years’ experience in the industry that we bring in to tell us what we’re doing wrong. But, I think between the two teams we’re set to go.

DAVID STEWART

Okay, great. Thanks for taking the question. That’s all I had.

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DARREN BLASUTTI

Thanks, David.

OPERATOR

Thank you, sir. Ladies and gentlemen, as a reminder, if you’d like to register for a question, press the 1 followed by the 4, and our next question comes from the line of Mark Reichman. Please proceed with your question.

MARK REICHMAN

Good morning, I think you’ve laid out all of the benefits of the transaction very well. My questions relate to first, if you could talk a little bit about the bridge loan and the circumstances under which that facility would be repaid. I think there’s some references in the press release that if the transaction was not consummated for whatever reason that there were some different scenarios in terms of repayment.

DARREN BLASUTTI

Right, well, the original bridge loan is basically a back-to-back, Pierre Lassonde and the Trinity Group are giving us a loan in which we’re back-to-backing into Pershing. And again, the rationale for that is we want the permitting and the project to move forward as we sit through this announcement to close period which could be between two and four months. So that’s the rationale behind it. We are taking it on the Americas Silver balance sheet and that is then being transferred with security and real property security from Pershing, and the loan for us is about 1.25% per month over 9 months, which is pretty typical for a bridge loan. And the reason we talk about this is if one set of shareholders doesn’t approve the deal – if obviously if we approve the deal, the loan gets consolidated within the two companies and effectively it’s a loan between the new Americas Silver Corporation and Trinity and Pierre Lassonde. If the deal doesn’t flow for whatever reason, for example, there’s no shareholder vote on the Pershing side, then they would have to repay the loan, I think for cash or shares. And if Americas Silver doesn’t get their shareholder vote through the process then basically that loan gets converted into equity, so it’s basically an equity deal. Now, we have mitigated those circumstances obviously by having a hard lock-up of the major shareholder represents approximately 43% of Pershing Gold shares, so again, I think that is very mitigated because you have to have 80-90% of the shareholders show up to the meeting and all of them would have to vote against the transaction. So, I think both of these scenarios are very unlikely, but of course in the world of doing M&A transactions, you have to plan for the worst as opposed to planning for the best and so, you know, there’s a back-to-back loan. That loan helps Pershing continue to do its business and move that project forward, which we like so much. And on the rare circumstance that the two companies don’t get their votes, then again, the loan becomes either a repayable loan under the Pershing scenario, or becomes basically an equity offering for the Pershing shareholders from us if we don’t get our vote.

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MARK REICHMAN

I see. Okay, and then second, could you just talk a little bit about, you know, you referenced the premium, and I know that Pershing shareholders will still retain the exposure to the upside and the development of Relief Canyon, and they probably have a stronger currency now, but, could you just talk a little bit about how you approached valuation? Whether that be in terms of comparable transactions or your own 15-20% hurdle rate, but what kind of drove the factors that drove the decision on the exchange ratio?

DARREN BLASUTTI

Yeah, I mean, simply, if you looked across transactions under $100M in the gold sector, I think you’ll find that the premium paid for this is right down the middle. So, that is kind of consistent. When you look on accretion basis for us and for them, it’s immediately accretive to Pershing shareholders on a cashflow, net income basis, obviously. But, it accreted to us on NAV and reserves and will be accretive to USAS shareholders in 2020 when the mine gets up and running. So, they get immediate benefit from us and they provide a long-term asset for us effectively. So, we looked at that kind on a NAV basis, on a cashflow-per-share basis, on a discounted cashflow basis, obviously you heard my rationale that this is over a 15% return when you include the acquisition cost.

MARK REICHMAN

Right, right.

DARREN BLASUTTI

So again, those are our hurdles. It worked for us. On the Pershing side, you know, I think, I’ll let Steve speak for it, but I think for them it was the ability to get this mine built. The surety of getting it built and getting that value, and it was also, I believe, the upfront premium that allows them to move forward with the project. And so, and I would say that this was an asset in which many people were interested in, and so we felt this was something that was good for us. I can tell you that Pierre Lassonde and the Trinity team did a ton of due diligence alongside of us, and they came to the same conclusion that this is a great asset. And you know the hard part for a small company is where do you come up with the money, and we were able to do that to help Pershing move this thing forward too. So, all of those factors for us were important. I don’t know if I answered your question succinctly.

MARK REICHMAN

No, that’s very helpful. Just the last question, I think it’s pretty much been covered, but in terms of all the approvals, you’ve got the Pershing Gold and the Americas Silver shareholders meetings. You’ll have to have the Toronto Stock Exchange and the New York Stock Exchange American approved, and then you mentioned CFIUS. Are there any other approvals that are required to move the transaction forward?

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DARREN BLASUTTI

Not that I’m aware of. No, you’ve covered them all. Thank you.

MARK REICHMAN

Okay great. Thank you.

DARREN BLASUTTI

Thanks very much.

OPERATOR

Thank you.

DARREN BLASUTTI

Operator, maybe we can take one more question.

OPERATOR

Absolutely, sir. The next question comes from the line of Howie Flinker. Please proceed with your question.

HOWIE FLINKER

Hey Darren, hey Steve. I have a few questions. Will you develop Zone 120 by the end of the year, or will you be producing Zone 120 by the end of the year? I didn’t understand clearly.

DARREN BLASUTTI

Sorry, Zone 120, just for everybody, is our silver-copper discovery from the last year or so. We expect to be putting out at the beginning of the fourth quarter, next week, a resource estimate and an internal mine plan for that, effectively. We think we can be developing and into production on Zone 120 if we choose by 2020.

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HOWIE FLINKER

Oh, ’20, good.

DARREN BLASUTTI

So, we build it next year, and production in 2020.

HOWIE FLINKER

Is Glencore still committed to finance what you need on your side? Or has that changed?

DARREN BLASUTTI

No, I mean, Glencore obviously financed the San Rafael Mine, and as you know, we pay back through offtake through, every concentrate shipment pays back. I think they’re excited if they can get the Zone 120 offtake as well. And I think they’d like to have that. They’re our partners and we’d like to find a way to build that mine. So, they helped us the last time. And whether that’s through decreasing our amount of debt to them by doing certain things or adding more money to the mix, I think they’ve been a very supportive shareholder, so yes, they are supportive of what we’re doing. They have consented to the additional security put on the company, and they’re looking forward to building, or working with us to help us build Zone 120 as well going forward. So, I think they’re supportive. They don’t have anything to do with the Pershing Gold asset at this point, and they’re in the zinc-lead-copper business, not in the gold business, so but on our Mexican assets, absolutely.

HOWIE FLINKER

And because of Pershing and Relief Canyon, I take it that San Felipe will be pushed off because you’ll be plenty busy, is that correct?

DARREN BLASUTTI

Yes, I think it’s fair to say that that’s going to move down a notch, and we’re working with Hochschild now, and in discussions with them to push out that final payment at the end of the year. And we’re looking at ways to fund that. But it’s fair to say that San Felipe has become the third development asset out of three, so right now that we have given it – I mean, it’s more capital to build San Felipe right now than it is to build Relief Canyon and Zone 120. So, ultimately we look at the lowest cost, highest return projects in the portfolio and that would there. So yes …

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HOWIE FLINKER

Is Hochschild giving you a hard time about deferring the development?

DARREN BLASUTTI

Not at all. In fact they’re … no, not at all.

HOWIE FLINKER

Is Pierre Lassonde going to get a royalty on top of the 1.25% a month? Or just the 1.25% a month straight?

DARREN BLASUTTI

Just the 1.25% a month. He has no royalty. I think that would probably be a problem for Franco. Pierre’s doing this because he’s investing his own money because he’s looked at the asset along with Trinity and their technical advisors and they really liked the project. There’s very few people that can help you out with $5.5M on very short notice, and he just happens to be one of them. So, we’re excited to have him. No royalties.

HOWIE FLINKER

So is his ex-partner. And finally, you said you could reduce all-in sustaining costs and maybe cap-ex. Could you describe some of the ways you think you could cut some expenses?

DARREN BLASUTTI

You know, listen, one of them is cost of capital. That’s the first one. The second one is there’s two phases in this pit right now, and depending how fast, if we can get an EA versus an EIS, we may be able to effectively build this as a one phase project instead of a two, which eliminates capital. I think, again, an ability to look at everything this team has done, which has been good work. Over the course of the feasibility study I think they know and we know there are ways that we can cut costs, just like we did at San Rafael. I’m not going to outline them as we have four months to close and there is some competitive tension around the project. But again, we see more ounces, which also help bring costs down. As you increase the amount of ounces that are in the asset itself it brings the cost down. And again, I think on an initial basis, do we feel like the capital costs on the project are lower? No, they’re going to be much lower? No, but I think the execution and efficiency of the project can be a little bit better, and again, I think that will bring down the costs. But I can’t get into too many specifics.

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HOWIE FLINKER

Sure. Finally, under Donald Trump and Ryan Zinke, I think Ryan is his first name. Is it possible you could get the second permit within 12 months? They are friendly towards business, so I’m asking if you think this could be pretty quick.

DARREN BLASUTTI

Steve, I’ll let you answer that.

HOWIE FLINKER

Hi Steve.

STEVE ALFERS

Hi Howie. Thanks for the question. The administration and Zinke has been helpful because with respect to EIS support for plan of operations approval, he’s imposed upon the BLM a one-year deadline, so you can see in Nevada, they’ve been living by that. Relief Canyon is the kind of project that lends itself to a fast track there because we don’t have, these days the typical hot button that has to do with endangered species, sage grouse in particular. We don’t have that habitat. So, the pathway is pretty clear for one year once we hire the contractors to complete an EIS. But the other possibility is that the Bureau is considering right now expediting this process even further. They could do the project on an environmental assessment, which moves a whole lot faster. And so, we’re thinking that we’ll have this fully permitted for Phase II in 2019. Regardless of which direction the BLM wants to go with the level of environmental assessment, 2019 is the year, and as we try to close this transaction and get that done as soon as possible, should it slip into 2019, and it might, what it means is that we can evaluate mine rates and our mine plans because we could anticipate what we’ve been calling Phase II and accelerate that quite possibly. So, as Darren was talking about a few minutes ago, about the possibility of turning it into a single phase project, or frankly, rapid transfer from Phase I to Phase II, all those I think are open right now. So, the possibilities of expediting this development are really pretty good.

HOWIE FLINKER

The one endangered species that they cannot help is long-side investors in precious metals.

[laughter]

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DARREN BLASUTTI

Yes, Howie.

HOWIE FLINKER

Thanks guys. Take care of yourselves.

DARREN BLASUTTI

Thanks for all the questions everybody. We appreciate the interest in the transaction. At Americas Silver we don’t do these things lightly. We thought very hard, we’ve looked at probably over 70 or 75 assets over the last 4 or 5 years, and much like Scorpio Mining was to us, we think this is going to be a bit transformational for the company. We think it’s a great asset. We’ve spent five years turning around two very difficult situations and now we get a brownfield mine much like San Rafael and we’re very excited for that. We think we can bring a lot of value to the combined company. And again, I think when you look at the overall returns to you as a shareholder, I think you’ll be very excited to be part of the new company. Very few companies are going to have as much precious metal growth per share as this company will. And we look forward to talking to you over the coming days. Steve and I will always be available to take any phone calls. So, with that I will end the conference call and thank you, operator.

OPERATOR

Thank you, sir. Ladies and gentlemen, that does conclude the conference call for today. We thank you all for your participation and ask that you please disconnect your lines. Thank you once again. Have a great day.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between Americas Silver Corporation (“Americas Silver”) and Pershing Gold Corporation (“Pershing”) or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

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Pershing, Americas Silver and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Pershing and Americas Silver in connection with the proposed transaction. Information about the directors and executive officers of Pershing is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018. Information about the directors and executive officers of Americas Silver is set forth in its Form 6-K for its 2018 annual meeting of shareholders, which was filed with the SEC on April 13, 2018. These documents can be obtained free of charge from the sources indicated below. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in Pershing’s proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The proposed transaction (or certain matters related thereto) between Americas Silver and Pershing will be submitted to the respective stockholders of Americas Silver and Pershing for their consideration. Americas Silver will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Pershing that also constitutes a prospectus of Americas Silver. Americas Silver will file an Information Circular with the applicable Canadian securities administrators. Pershing will deliver the proxy statement/prospectus to its stockholders as required by applicable law. Americas Silver will deliver the Information Circular to its stockholders as required by applicable law. Americas Silver and Pershing also plan to file or furnish other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement, information circular or any other document which Americas Silver and Pershing may file with or furnish to the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAS SILVER AND PERSHING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAS SILVER, PERSHING, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and information circular and other documents containing important information about Americas Silver and Pershing, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov, and with the Canadian securities administrators, through the website at www.sedar.com. Pershing and Americas Silver will make available free of charge at www.pershinggold.com and www.americassilvercorp.com, respectively (in the “Investor Relations” and “Investors” section, as applicable), copies of materials they file with, or furnish to, the SEC and the Canadian securities administrators.

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